SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

                                         Commission File Number 000-26913

(Check one): [  ] Form 10-K and Form 10-KSB  [  ] Form 11-K
[  ] Form 20-F  [ X ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

     For the period ended September 30, 2002

[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR

For the transition period ended _________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_________________________________________________________________________

                                 PART I
                         REGISTRANT INFORMATION

     Full name of the Registrant: UNIVERSAL BROADBAND COMMUNICATIONS,
     INC.

     Former name if applicable:   Beech Corp

     Address of principal executive office: 18200 Von Karman Avenue, 10th Floor, Irvine, California 92612.


                                 PART II
                         RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

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     [X] (a)   The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

     [X] (b)   The subject annual report, semi-annual report, transition
report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarter report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c)   The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

                                PART III
                                NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The unaudited financial statements for the Registrant will not be available until November 19, 2002. During the third quarter of 2002, the Registrant had change in accounting staff. The staff has required additional time to prepare the necessary unaudited financial statements.

                                 PART IV
                            OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Mark Ellis, telephone (949) 474-1500

     (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                                          [X] Yes  [ ] No



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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                UNIVERSAL BROADBAND COMMUNICATIONS, INC.

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 14, 2002            By  /s/ Mark Ellis
                                     -----------------------------------
                                     Mark Ellis, Chief Executive Officer









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